HMLD Reports Management Changes and Letter of Intent
Page 3
September 19, 1997

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FOR IMMEDIATE RELEASE

Contact:  Larry W. Kordisch
          Chief Executive Officer
          (405) 879-6600

         HOMELAND STORES REPORTS RESIGNATION OF JAMES A. DEMME AS
             CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

               APPOINTS JOHN A. SHIELDS ACTING CHAIRMAN AND
             LARRY W. KORDISCH ACTING CHIEF EXECUTIVE OFFICER

              ALSO ANNOUNCES LETTER OF INTENT TO PURCHASE
            THREE SUPERMARKETS IN OKLAHOMA FROM FOOD LION

Oklahoma City, Oklahoma (September 19, 1997) Homeland Stores, Inc. (Nasdaq/NM: HMLD) today announced the resignation of James A. Demme as Chairman, President and Chief Executive Officer of the Company. Mr. Demme, who will become Chairman and Chief Executive Officer of Bruno's, Inc., a southeastern chain of 220 supermarkets, will be replaced by a current Director of the Company, John A. Shields, as the acting Chairman of the Board, and by the current Executive Vice President - Finance and Chief Financial Officer, Larry W. Kordisch, as acting Chief Executive Officer of the Company.

      Commenting on the announcement, Mr. Shields said, "Speaking for Homeland's Board of Directors, we regret Jim's decision to leave Homeland,
but we wish him well in his new position.   Jim came to Homeland during a
very difficult period for the Company. Through his determination and expertise, Homeland successfully completed a total restructuring during the past three years, which has greatly strengthened the Company's competitive position within its markets and its growth prospects.

     "Because of the strong foundation developed under Jim's leadership, we believe that his departure will not significantly affect the ongoing implementation of the Company's growth strategy or diminish its ability to
pursue profitable growth.   We have every confidence in Larry Kordisch's
ability to run the Company as acting CEO.   Prior to joining Homeland in
May 1995, Larry was Executive Vice President - Finance and Administration, Chief Financial Officer and Director of Scrivner, Inc., which, until its acquisition by the Fleming Companies, Inc., was the nation's third largest grocery wholesaler. Larry was also integrally involved in every aspect of Homeland's restructuring and has continued to play an instrumental role in the formation and implementation of Homeland's growth strategies."

     Mr. Shields has been a member of the Company's Board of Directors since
May 1993.   His career spans more than 30 years in the retail grocery
industry, including 10 years at First National Supermarkets where he was President, Chief Executive Officer and a Director, a position from which he
retired in 1993.   Mr. Shields is an active investor and serves on the Board
of Directors of a number of retail and food related businesses.

      Mr. Shields added, "The Board of Directors has engaged a national executive search firm to conduct a formal search for Jim's permanent
replacement.   The search is being conducted throughout the country and
includes candidates from both inside and outside the Company.   Although we
expect the search to be thorough, we will make a final decision as expeditiously as possible."

      Mr. Demme remarked, "Homeland has undergone tremendous change since I joined the Company nearly three years ago and is now positioned competitively, managerially and financially to pursue profitable growth. The Company's resurgence made it much easier for me to decide to act on an exceptional opportunity as Chairman and CEO of Bruno's. While it is difficult to leave Homeland, I have great confidence in the high caliber individuals who succeed me."

      Homeland also announced the signing of a letter of intent to purchase three supermarkets from Food Lion, Inc. (Nasdaq/NM: FDLNA FDLNB) in Lawton, Shawnee and Yukon, Oklahoma. Consummation of the transaction, which is subject to customary closing conditions, including the execution of a definitive purchase agreement, is expected in the fourth quarter of 1997.

      Mr. Kordisch remarked, "Although the timing of the Company's management changes and this purchase is coincidental, this transaction provides tangible evidence of the great improvement in Homeland's prospects. The purchase of these three supermarkets in our core Oklahoma market will strengthen our existing presence in Yukon and provide us an entry into Lawton
and Shawnee.   All three of these supermarkets are well located and well run.
We anticipate that they will be accretive to Homeland's financial results in their first full year of operation and expect minimal disruption as we
integrate their operations and personnel into Homeland.   The purchase will
improve Homeland's leadership position in the Oklahoma market and is reflective of the opportunities we believe continue to exist for further consolidation in the Company's markets."

      This press release contains forward-looking statements which are based upon current expectations and involve a number of risks and uncertainties. In order for the Company to utilize the "safe harbor" provisions of the Private Litigation Reform Act of 1995, you are hereby cautioned that these statements may be affected by the important factors, among others, set forth below, or in the Company's periodic filings with the S.E.C., and, consequently, actual operations and results may differ materially from those expressed in these forward-looking statements. As to the performance of the supermarkets to be purchased, these important factors include: the ability of the stores to generate projected volumes and the ability of Homeland to staff and operate the stores as expected.

      Homeland Stores, Inc. is the leading supermarket chain in Oklahoma, southern Kansas, and the Texas panhandle region and, upon the consummation of the purchase transaction, will operate a total of 70 stores. The Company operates in four distinct marketplaces: Oklahoma City, Oklahoma; Tulsa, Oklahoma; Amarillo, Texas; and certain rural areas of Oklahoma, Kansas and Texas.

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